October 22, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

       Re: Ceridian HCM Holding Inc.
           Draft Registration Statement on Form S-1
           Submitted October 15, 2018
           CIK No. 0001725057

Dear Mr. Ossip:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    Alexander D. Lynch, Esq.